Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

Microchip Technology Incorporated (“Microchip”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.001 per share.

The following summary sets forth some of the general terms and conditions relating to our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. The information is not complete and is subject to, and qualified in its entirety by, the provisions of Microchip’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), amended and restated bylaws (“Bylaws”) and the provisions of applicable law. For a more detailed description of the common stock, you should read the Certificate of Incorporation and Bylaws, each of which is an exhibit to our Annual Report on Form 10-K of which this description is an exhibit.

General

Under the Certificate of Incorporation, Microchip is authorized to issue up to 900 million shares of common stock and up to 5 million shares of preferred stock, par value $0.001 per share. Each outstanding share of common stock is, and all shares of common stock currently outstanding are, fully paid and nonassessable. No shares of preferred stock are currently outstanding. Our board of directors has the authority to repeal, alter or amend the Certificate of Incorporation and Bylaws or adopt new bylaws, subject to certain limitations set forth in the Bylaws.

Dividend Rights

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine.

Voting Rights

Holders of common stock are also entitled to one vote for each share held on all matters submitted to a vote of stockholders. Neither our Certificate of Incorporation nor our Bylaws provide for cumulative voting in the election of directors.

Board of Directors

Our board of directors is not classified. Our Bylaws establish that the number of directors shall be eight. This number may be changed by a duly adopted resolution of the board of directors or by a duly adopted amendment to the Certificate of Incorporation or by an amendment to the Bylaws adopted by resolution of the board of directors or by the stockholders. Directors may be removed with or without cause by the holders of the majority of the shares then entitled to vote at an election of directors. Vacancies and newly created director positions may only be filled by a majority of directors then in office, subject to certain limitations set forth in the Bylaws.

No Preemptive, Redemption or Conversion Rights

The common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Liquidation, Dissolution or Similar Rights

Upon liquidation, dissolution or winding-up of Microchip, the assets legally available for distribution to stockholders would be distributed ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

Our Certificate of Incorporation authorizes Microchip’s board of directors to issue up to 5 million shares of preferred stock from time to time in series and to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock, and the number of shares constituting any such series and the designation thereof. These rights, preferences, privileges and restrictions could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Delaware anti-takeover law and charter and bylaw provisions

Provisions of Delaware law and our charter documents could make the acquisition of us and the removal of incumbent officers and directors more difficult.

Delaware takeover statute

We are governed by Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:

•before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers of which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within the three year period immediately prior to the business combination, beneficially owned 15% or more of the outstanding voting stock of the corporation. Section 203 of the DGCL defines business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Advance notice provisions

Our Bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Proxy access nominations

Under our Bylaws, a stockholder (or a group of up to 20 stockholders) who has held at least 3% of our outstanding stock continuously for at least three years, may nominate and have us include in our proxy materials (i) one director nominee if the number of directors to be elected at an annual meeting is seven or less, and (ii) if the number of directors to be elected at an annual meeting is greater than seven, director nominees constituting up to the greater of 20% of the board of directors or two directors, provided in each case that the requirements set forth in our Bylaws are satisfied.

Special meeting requirements

Our Certificate of Incorporation and Bylaws provide that special meetings of stockholders may only be called by our board of directors or the chairman of the board or by one or more stockholders owning in the aggregate not less than fifty percent (50%) of the entire capital stock of the corporation issued and outstanding and entitled to vote.

Authorized but Unissued Shares

Authorized but unissued shares of our common stock and preferred stock are available for future issuances without stockholder approval, excepting the applicable listing and regulatory standards, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Microchip by means of a proxy contest, tender offer, merger, or otherwise.

Action by stockholder consent

Our Bylaws provide that our stockholders may take action by written consent without a meeting.

Exclusive Forum

Unless we provide written consent to an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the exclusive forum for any derivative action, action asserting breach of fiduciary duty, claims pursuant to Delaware corporate law, action related to the Certificate of Incorporation, Bylaws, or internal affairs doctrine, unless an indispensable party is not subject nor has consented to the jurisdiction. Unless we provide written consent to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive jurisdiction for the resolution of claims arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder.

Transfer agent and registrar

The transfer agent and registrar for our common stock is EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights MN 55120-4100.

Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “MCHP.”